August 8, 2024

Zhenya Lindgardt
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way, Suite 200
Salt Lake City, UT 84109

       Re: Sera Prognostics, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2024
           File No. 333-281347
Dear Zhenya Lindgardt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at 202-551-6902 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services